June 13, 2007

VIA ELECTRONIC TRANSMISSION

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Samsonite Corporation Preliminary Information
Statement on Schedule 14C (File No. 000-23214)

Dear Mr. Owings:

Set forth below are the responses of Samsonite Corporation, a Delaware corporation (the “Company”), to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 8, 2007 (the “Comment Letter”), in connection with the preliminary information statement referenced above. Page references contained in this response are to the proposed revised information statement that is being delivered to the Commission with this response (the “Information Statement”). Capitalized terms used but not defined in this response have the meanings specified in the Information Statement. For convenience of reference, each of the Staff’s comments is reproduced below in bold under the Staff’s topic headings, followed in each case by the related Company response. The Information Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The Charter Amendments, page 7

1.                 Please supplementally advise us as to how you obtained stockholder approval from the Major Stockholders, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, explain what, if any, exemption from complying with the proxy rules was available to you.

The Company supplementally advises the Staff that the Major Stockholders were made aware of the Charter Amendments and the Plan through communications with their respective representatives on the Company’s Board of Directors (the “Board”), and the Company did not solicit written consents from any of the Major Stockholders. At the time the Board approved the Charter Amendments and the Plan, five of the Board members were employed by or otherwise affiliated with the Major Stockholders: Ferdinando Grimaldi Quartieri and Melissa Wong Bethell were affiliated with Bain, Antony Ressler and Jeffrey Schwartz were affiliated with Ares, and Lee Sienna was affiliated with OTTP. It was through communications with these Board members that the Major Stockholders determined that it was in each of their best interests, as Major Stockholders of the Company, to approve the Charter Amendments and the Plan, and, following such determination, the Major Stockholders advised the Company of their intention to act by written consent to approve the Charter Amendments and the Plan. Under the Company’s organizational documents and Delaware law, stockholders are permitted to act by written consent in lieu of a meeting, and the Major Stockholders determined to avail themselves of this right. Having been informed by the three Major Stockholders, which in the aggregate hold in excess of a majority of the Company’s outstanding shares, that they intended to act by written consent, the Company concluded that it was not necessary to solicit consents from all stockholders and instead is furnishing stockholders with an information statement on Schedule 14C. Following the action of the Board adopting resolutions approving the Charter Amendments and the Plan, the Major Stockholders have on May 31, 2007 acted by written consent to approve a resolution adopting the Charter Amendments and the Plan.

2.                 You state that the validity of the amendments to your certificate of incorporation “has not been determined by any Delaware or other U.S. court, and there can be no assurance that these provisions would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom might.”  Please disclose whether you are aware of any relevant court or jurisdiction that has not upheld or enforced similar provisions. Also, please disclose whether any Delaware or other relevant United States court has construed these provisions differently than an English court or the Panel on Takeovers and Mergers in the United Kingdom. If not, please tell us the reason you have included this disclosure in your document, especially in light of your statement on page 8 that “similar provisions have been included in the charter documents of certain non-U.K. companies that have applied for their shares to be admitted to listing on the Official List of the U.K. Financial Services Authority and to trading on the main market for listed securities of the London Stock Exchange.” Also, please include disclosure indicating whether or not any of these amendments are a requirement to listing your shares on the Official List and/or to trading on the London Stock Exchange.

In response to the Staff’s comment that the Company disclose whether it is aware of “any relevant court or jurisdiction that has not upheld or enforced similar provisions” and whether “any Delaware or other relevant United States court has construed these provisions differently than an English court or the Panel on Takeovers and Mergers in the United Kingdom”, the Company has provided the requested additional disclosure on page 6 of the Information Statement.

With respect to the Staff’s comment regarding the reason such disclosure was included in the Information Statement, the Company has included such disclosure because the Company believes that such disclosure is accurate and that such information would be meaningful to a stockholder receiving the Company’s Information Statement. The Company is not aware of any instance where a Delaware or other U.S. court has considered the U.K. Takeover Provisions. While the Company is aware of other Delaware corporations which are listed on the Alternative Investment Market of the London Stock Exchange that have incorporated similar provisions into their charter, such as Aqua Bounty Technologies, Inc., Cyberscan Technology, Inc., Powerfilm, Inc., Spacelabs Healthcare, Inc. and xG Technology, Inc., the Company has no evidence or information as to whether such provisions have ever been applied by the relevant company nor of whether any Delaware or other U.S. court has been asked to consider such provisions. The majority of these corporations included similar disclosure in the prospectuses that they prepared in connection with their listings. In the non-U.S. context, there are a number of non-U.S. companies that have sought to incorporate the U.K. Takeover Provisions into their charter in connection with their primary listings on the main market of the London Stock Exchange, such as Benfield Group Limited and Alea Group Holdings (Bermuda) Ltd., both incorporated in Bermuda, 888 Holdings plc and Partygaming PLC, both incorporated in Gibraltar, and Goldenport Holdings, Inc., a company incorporated in the Marshall Islands. Again, the Company has no evidence or information as to whether such provisions have ever been applied by the relevant company nor of whether any court in the jurisdiction of incorporation of the relevant company has been asked to consider such provisions. Accordingly, the Company believes that the disclosure in question is appropriate for inclusion in the Company’s Information Statement in order to inform stockholders of this uncertainty.

With respect to the Staff’s more general comment regarding the Company’s rationale for adopting the Charter Amendments, please see the Company’s response to the Staff’s comment number 3 below.

In response to the Staff’s comment regarding whether any of the Charter Amendments are required for the Company to list its shares on the Official List and to trading on the London Stock Exchange, the Company has included additional disclosure on page 7 of the Information Statement indicating that the

Charter Amendments are not technically required to list the Company’s shares on the Official List of the U.K. Financial Services Authority or to trading on the London Stock Exchange.

3.                 We note your disclosure in the first full paragraph on page 8 that the board approved your restated certificate of incorporation “because similar provisions have been included in the charter documents of certain non-U.K. companies that have applied for their shares to be admitted to listing on the Official List of the U.K. Financial Services Authority and to trading on the main market for listed securities of the London Stock Exchange.” Also, we note that your board believed that the inclusion of the United Kingdom provisions will be in your best interests “because such provisions would make the Company’s Restated Certificate of Incorporation more closely resemble the constitutional documents of a typical U.K. Company, which may enhance liquidity of the Company’s Common Stock.” Further, we note that your board “believes that the absence of the U.K. Provisions may discourage or prevent certain investors from participating in public offerings of the Company’s Common Stock.” Please provide for us and disclose in this section and throughout your document as applicable the basis of these statements and beliefs with a view towards explaining why such provisions are reflected in other company’s shares that have been admitted to listing on the Official List and to trading on the London Stock Exchange.

With respect to the Staff’s request that the Company provide the basis of the Board’s beliefs excerpted above, the Company supplementally advises the Staff that the Board approved the U.K. Provisions principally because, as disclosed on page 9 of the Information Statement, such provisions are “customary features of large U.K. companies with capitalization similar to that of Samsonite that are listed on the London Stock Exchange.”  The Company is seeking a “primary share listing” on the London Stock Exchange. Most companies with such listing will either be English public companies or companies that have sought to incorporate provisions into their charter so as to more closely resemble an English public company. As disclosed on page 7 of the Information Statement, the Board was advised that “similar provisions have been included in the charter documents of certain non-U.K. companies that have applied for their shares to be admitted to listing on the Official List of the U.K. Financial Services Authority and to trading on the main market for listed securities of the London Stock Exchange,” even though, as described above, the inclusion of such provisions is not technically required to list shares in the U.K. In light of this, by amending the Company’s charter so that it resembles more closely a typical English public company with a primary share listing, the Company, after consultation with the underwriters for the proposed public offering of the Company’s common stock, believed that inclusion of such provisions would enable the underwriters to market the public offering more successfully.

The Company, after consultation with the underwriters, also believes that inclusion of the U.K. Provisions would be expected by many institutional investors participating in a public offering of a company seeking a primary share listing on the London Stock Exchange. In particular, certain of the U.K. provisions, particularly those relating to pre-emptive rights, have been the subject of detailed recommendations by investor groups such as the association of British Insurers and the Pensions Investment Research Consultants. Although the recommendations do not have the force of law, we understand that the vast majority of U.K. companies comply with them, since failing to do so invites criticism.

The U.K. Provisions are for the most part modeled on provisions that, under English law, are automatically applicable to companies incorporated in England and listed on the Official List of the U.K. Financial Services Authority and traded on the London Stock Exchange. However, these provisions of English law would not bind the Company, since it is a Delaware corporation, even if the Company’s shares were admitted to listing on the Official List of the U.K. Financial Services Authority and to trading on the London Stock Exchange. The U.K. Provisions introduce into the Company’s charter the following provisions that would not otherwise apply to a non-U.K. incorporated company:

(a)   pre-emptive rights provisions—these are a feature of the U.K. Companies Act that apply to all English companies;

(b)   majority and supermajority approval provisions—the U.K. Companies Act defines certain actions that an English company can only take with the approval of the holders of a majority of its outstanding stock and certain actions that an English company can only take with the approval of the holders of 75% of its outstanding stock;

(c)   provisions adapted from what the Company believes to be the key requirements of the U.K. Takeover Code—the U.K. Takeover Code applies to all English companies listed on the London Stock Exchange; and

(d)   provision of information and disclosure of beneficial ownership provisions—these are a feature of the U.K. Companies Act that apply to all English companies. The provision of information provisions are also provided for under the Disclosure and Transparency Rules of the U.K. Financial Services Authority.

The Company has also included additional disclosure on page 7 of the Information Statement to describe in more detail the reasons for and the general effects of including the U.K. Provisions in the Company’s Restated Certificate of Incorporation.

4.                 In your discussion of the reverse stock split, revise to elaborate briefly upon why “some investors may view a reverse stock split negatively.”

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Information Statement to briefly elaborate on the reasons why an investor may view a reverse stock split negatively.

Certain Effects of the Charter Amendments, page 8

Majority Approval and Supermajority Approval, page 9

5.                 Beginning with the third-to-last paragraph on page 10, you state the reasons for and general effect of the supermajority provision added to your restated certificate of incorporation that will prevent you from amending or altering your restated certificate of incorporation going forward, issuing new shares of preferred stock, or waiving the preemptive rights provision without the affirmative vote of the holders of at least 75% of your common stock. Additionally, please state briefly your reasons for and the general effect of the other provision in your restated certificate of incorporation that will prevent you from issuing new shares of capital stock without the affirmative vote of the holders of at least a majority of your shares of capital stock entitled to vote. See Item 19 of Schedule 14A.

In response to the Staff’s comment, the Company has included additional disclosure on page 10 of the Information Statement to indicate the reasons for and the general effect of the majority voting provisions that have been added to the Company’s Restated Certificate of Incorporation.

Provision of Information to the Company, page 11

6.                 The effect of not complying with the Provision of Information to the Company and the Disclosure of Beneficial Ownership provision in your restated certificate of incorporation would appear to disenfranchise stockholders, as you have acknowledged. In this regard, your board has the sole discretion to determine that a stockholder shall not be entitled to vote if that stockholder has not complied with the Provision of Information to the Company or the Disclosure of Beneficial Ownership provision. Please provide for us an analysis that these provisions are permitted under Delaware law and please disclose how your stockholders’ rights will change once these provisions take effect. Further, please tell us how you plan to enforce these provisions.

In response to the Staff’s comment regarding the permissibility of the “Provision of Information to the Company” and “Disclosure of Beneficial Ownership” provisions, the Company directs the Staff’s attention to Section 102(b) of the Delaware General Corporation Law, which states that “In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:  (1) Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders, or the members of a nonstock corporation; if such provisions are not contrary to the laws of this State.”  The Company is not aware of any Delaware case law or Delaware statute that would expressly prohibit the inclusion of such provisions in the Company’s Restated Certificate of Incorporation.

Disclosure has been added on page 11 of the Information Statement to state that prior to the Charter Amendments, the voting rights of the holders could not be so restricted.

In response to the Staff’s comment regarding the procedures for enforcing these provisions, the Company has also included additional disclosure on page 11 of the Information Statement to indicate its intention to maintain a standard and customary stock watch and monitoring program to monitor the ownership of the Company’s stock and that there can be no assurance that such provisions will be effective in identifying 3% stockholders.

7.                 Further, you state that the Provision of Information to the Company and the Disclosure of Beneficial Ownership provision in your restated certificate of incorporation are “not intended to be” anti-takeover devices. In light of this statement, please state briefly your reasons for and the general effect of these provisions. For example, you introduce this matter at the top of page 11 by stating that the Provision of Information to the Company “will allow the Board to monitor the beneficial ownership of the Company’s Common Stock more effectively.” Explain what purpose this will serve. See Item 19 of Schedule 14A.

In response to the Staff’s comment regarding the reasons for and the general effect of the “Provision of Information to the Company” and “Disclosure of Beneficial Ownership” amendments, the Company has included additional disclosure on pages 10-11 of the Information Statement to briefly describe such reasons and effects.

Takeover Provisions, page 12

8.                 In the second full paragraph on page 13, you state that “[i]f enforceable, the provisions described above (the ‘Takeover Provisions’) could have an anti-takeover effect.” Please disclose under what circumstances, and under what jurisdictions, these provisions may not be enforceable.

In response to the Staff’s comment, the Company has amended the disclosure on page 14 of the Information Statement by deleting the words “If enforceable.”  The intent of such disclosure was not to suggest that the Takeover Provisions would not be enforceable. As indicated in the Company’s response to comment 2 above, the Company has no evidence or information as to whether any Delaware or other U.S.

court has been asked to consider such provisions, and it was only for this reason that such language had been included. The Company draws the Staff’s attention to the more general disclosure on page 6 of the Information Statement that reads: “The validity of such provisions has not been determined by any Delaware or other U.S. court, and there can be no assurance that these provisions would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom might.”

9.                 In this regard, we note your disclosure that the “Takeover Provisions also deter ‘creeping acquisitions,’” If true, please confirm for us and clarify in your document that the reasons for and the general effect of the takeover provisions are to prevent a takeover or a creeping acquisition. Also, please disclose in your document if you have other reasons for or know other general effects of these takeover provisions.

In response to the Staff’s request for confirmation that the “Takeover Provisions also deter ‘creeping acquisitions’”, the Company confirms that it believes this to be a true statement. The effect of the Takeover Provisions would be to prevent a stockholder from acquiring more than 30% of the Company’s voting shares without making an offer to all holders of the Company’s voting shares to acquire their shares. In addition, the Company has included additional disclosure on page 14 of the Information Statement to clarify that the deterrence of creeping acquisitions and the protection of minority stockholders are additional reasons for, and general effects of, the inclusion of the Takeover Provisions.

In response to the Staff’s comment that the Company disclose if it has other reasons for or knows other general effects of the Takeover Provisions, the Company believes that it has disclosed in the Information Statement the other material reasons for and general effects of the Takeover Provisions, and therefore does not believe that any additional disclosure is necessary under Item 19 of Schedule 14A.

10.          Please revise to explain whether or not any of your existing stockholders will be subject to the Takeover Provisions, considering at least one of them holds in excess of 30%.

In response to the Staff’s comment, the Company has included additional disclosure on pages 13-14 of the Information Statement to indicate that, upon the Effective Time, the Takeover Provisions generally will apply to any stockholder, including the Major Stockholders, that acquires beneficial ownership of shares of the Company’s capital stock representing 30% or more of the voting power of the Company’s outstanding capital stock; provided that the Major Stockholders will benefit from certain, limited exceptions from the general mandatory offer rule, which exceptions are described in subparagraphs (i) and (ii) on page 13 of the Information Statement.

In response to the Staff’s comment, the Company has also included additional disclosure on page 14 of the Information Statement to indicate that, following the closing of the Company’s proposed public offering, the ownership interest of each Major Stockholder is expected to decline to below 30% of the voting power of the Company’s outstanding capital stock. Therefore, upon the Effective Time, it is expected that no individual stockholder of the Company will have an ownership interest that exceeds 30% of the voting power of the Company’s outstanding capital stock.

The Company hereby acknowledges that:

•       The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to the comments of the Staff, or if you require additional information, please contact me at (212) 735-2918.

Very truly yours,
/s/ GREGORY A. FERNICOLA
Gregory A. Fernicola
cc:	Deborah Rasin, Esq.
General Counsel
Samsonite Corporation